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EXHIBIT 99.1

    HORMEL FOODS CORPORATION
AUSTIN, MINNESOTA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To The Stockholders:

    Notice is hereby given that the Annual Meeting of Stockholders of Hormel Foods Corporation, a Delaware corporation, will be held in the Richard L. Knowlton Auditorium of the Austin High School, Austin, Minnesota, on Tuesday, January 30, 2001, at 8:00 p.m. Central standard time, for the following purposes:

  1.
  To elect a board of 14 directors for the ensuing year.

  2.
  To vote on ratification of appointment, by the Board of Directors, of Ernst & Young LLP as independent auditors for the fiscal year which will end October 27, 2001.

  3.
  To transact such other business as may properly come before the meeting.

    The Board of Directors has fixed December 4, 2000, at the close of business, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting.

                      By order of the Board of Directors

                      T. J. Leake
                       Secretary

December 29, 2000

HORMEL FOODS CORPORATION

1 HORMEL PLACE
AUSTIN, MINNESOTA 55912

PROXY STATEMENT

    The enclosed proxy is solicited by the Board of Directors of the Company for use at the Annual Meeting of Stockholders to be held on January 30, 2001. The shares represented by the enclosed proxy will be voted in accordance with the stockholder's directions if the proxy is duly executed and returned prior to the meeting. If no directions are specified, the shares will be voted for the election of directors recommended by the Board of Directors and for the appointment of Ernst & Young LLP as independent auditors for the next fiscal year. As an alternative to completing the enclosed proxy card and mailing it to the Company, stockholders can vote by telephone or by the Internet. The procedures for voting by telephone or the Internet are set out on the proxy card. Any person giving a proxy may revoke it at any time before it is exercised by contacting the Secretary of the Company.

    The expenses of soliciting proxies will be paid by the Company. If it appears necessary or advisable, proxies may be solicited at Company expense personally, or by telephone or facsimile, by directors, officers and other employees who will not receive additional compensation. The Company will also reimburse brokerage firms, and other custodians, nominees and fiduciaries, for their reasonable out-of-pocket expenses in sending proxy materials to beneficial owners. Your cooperation in promptly signing and returning the enclosed proxy will help to avoid additional expense.

    The Company had 138,569,429 shares of Common Stock outstanding as of December 4, 2000. Each share of stock is entitled to one vote. The Company has no other class of shares outstanding. Only common stockholders of record at the close of business as of December 4, 2000, are entitled to notice of, and to vote at, the Annual Meeting of Stockholders. A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker nonvotes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Shares represented by abstentions are counted in the same manner as shares submitted with a "withheld" or "no" vote in tabulations of the votes cast on proposals presented to stockholders, whereas shares represented by broker nonvotes are deemed not present, and therefore, not counted for purposes of determining whether a proposal has been approved. This proxy statement and form of proxy are being mailed to stockholders on or about December 29, 2000.

STOCKHOLDER PROPOSALS FOR 2002 ANNUAL MEETING

    Any stockholder intending to present a proposal at the Annual Meeting of Stockholders to be held in 2002 must arrange to have the proposal delivered to the Company not later than September 2, 2001, in order to have the proposal considered for inclusion in the Company's proxy statement and the form of proxy for that meeting.

    Additionally, the Company's Bylaw 5 provides certain requirements which must be met in order for a stockholder to bring any business or nominations for election as Directors for consideration at the Annual Meeting of Stockholders, whether or not the business or nomination is requested to be included in the proxy statement and proxy. Those requirements include a written notice to the Secretary of the Company to be received at the Company's principal executive offices at least ninety (90) days before the date that is one year after the prior year's annual meeting. Management intends to use its discretionary proxy authority to vote against any stockholder proposal for which such notice is not provided. For business or nominations intended to be brought to the Annual Meeting of Stockholders to be held in 2002, that date is October 31, 2001.

ELECTION OF DIRECTORS

    The Board of Directors recommends a vote for each of the fourteen director nominees listed below. The persons named as proxies in the enclosed proxy will vote for the election of the fourteen nominees named below to hold office as directors until the next Annual Meeting of Stockholders and until their successors are elected and qualify, unless stockholders specify otherwise. In the event any of such nominees should become unavailable for any reason, which the Board of Directors does not anticipate, it is intended that the proxies will vote for the election of such substitute persons, if any, as shall be designated by the Board of Directors. Directors are elected by a plurality of the votes cast. The fourteen candidates receiving the highest number of votes will be elected.

NOMINEES FOR DIRECTORS

Name	Age	Principal Occupation and Five Year Business Experience	Year First Became a Director
JOHN W. ALLEN, Ph.D	70	Professor and Director of the Food Industry Alliance, Michigan State University	1989
JOHN R. BLOCK	65	President, Food Distributors International; Farming Partnership with son; Former United States Secretary of Agriculture	1997
ERIC A. BROWN*	54	Group Vice President Prepared Foods since 1997; Senior Vice President, Meat Products 1993 to 1997	1997
WILLIAM S. DAVILA	69	President Emeritus of The Vons Companies, Inc.	1993
DAVID N. DICKSON*	57	Group Vice President, International and Corporate Development	1990
E. PETER GILLETTE, JR	66	Retired President, Piper Trust Company since 1998; President, Piper Trust Company from 1995 to 1998; Commissioner of Minnesota's Department of Trade and Economic Development from 1991 to 1995; Former Vice Chairman, Norwest Corporation	1996
LUELLA G. GOLDBERG	63	Trustee, University of Minnesota Foundation; Member, Board of Overseers, University of Minnesota Carlson School of Management; Life Director, Minnesota Orchestral Association; Trustee and Chair Emerita, Wellesley College; Chair, Board of Trustees, University of Minnesota Foundation, 1996 to 1998; Chair, Board of Trustees, Wellesley College, 1985 to 1993; Acting President, Wellesley College, July 1, 1993 to October 1, 1993	1993
JOEL W. JOHNSON*	57	Chairman, President and Chief Executive Officer since 1995; President and Chief Executive Officer, 1993 to 1995	1991

JOSEPH T. MALLOF	49	President, Asia-Pacific, S.C. Johnson & Son, Inc since 1999; President, Americas and South Asia, S.C. Johnson & Sons, Inc. 1998 to 1999; President, North American Consumer Products, S.C. Johnson & Son, Inc. 1997 to 1998; Executive Vice President, North American Consumer Products, S.C. Johnson & Son, Inc. 1995 to 1997; Vice President and General Manager, Laundry and Paper Products, Japan, Procter & Gamble, Inc. 1991 to 1995	1997
MICHAEL J. McCOY*	53	Senior Vice President and Chief Financial Officer since 2000; Vice President and Controller 1998 to 2000; Vice President and Treasurer 1997 to 1998; Treasurer 1996 to 1997; Assistant Treasurer 1994 to 1996	2000
DAKOTA A. PIPPINS	52	Director of Urban Think Tank and Director of Planning, Vigilante Division of Leo Burnett, USA since 1998; Adjunct Assistant Professor at New York University; Senior Vice President, Chisholm-Mingo Group from 1997 to 1998; Co-Founder-Chief Executive Officer, SCDN Inc. and D.R.U.M. Inc. from 1995 to 1997; Director, New York University Management Institute from 1990 to 1995	N/A
GARY J. RAY*	54	Executive Vice President Refrigerated Foods since 1999; Executive Vice President Operations from 1992 to 1999.	1990
JOHN G. TURNER	61	Vice Chairman of ING Americas since September 2000; Chairman and CEO of ReliaStar Financial Corp. 1993 to 2000	2000
ROBERT R. WALLER, M.D	63	President Emeritus, Mayo Foundation since 1999; Professor of Ophthalmology, Mayo Medical School; President and Chief Executive Officer, Mayo Foundation 1988 to 1998; Executive Committee Chair, Board of Trustees, Mayo Foundation 1988 to 1998; Chair, Mayo Foundation for Medical Education and Research 1988 to 1998	1993

*
Messrs. Brown, Dickson, Johnson, McCoy, and Ray are members of the Executive Committee of the Board of Directors.

    Dr. Allen is a member of the Board of Directors of Alliance Associates, Inc., Coldwater, Michigan.

    Mr. Block is a member of the Board of Directors of Deere & Company, Moline, Illinois, and Archer-Daniels-Midland Company, Decatur, Illinois.

    Mr. Davila is a member of the Board of Directors of Pacific Gas and Electric, San Francisco, California, and Home Depot in Atlanta, Georgia.

    Mrs. Goldberg is a member of the Board of Directors of NRG Energy, Inc., and TCF Financial Corporation, both of Minneapolis, Minnesota, and of Communications Systems, Inc., Hector, Minnesota.

    Mr. Johnson is a member of the Board of Directors of Meredith Corporation, Des Moines, Iowa, Ecolab Inc., St. Paul, Minnesota, and U.S. Bancorp, Minneapolis, Minnesota.

    Mr. Turner is a member of the Board of Directors of Shopko Stores, Green Bay, Wisconsin.

    No family relationship exists between any of the nominees for director of the Company.

COMPENSATION OF DIRECTORS

    Directors who are not employees of the Company receive an annual retainer of $25,000 and $1,200 for attendance at each Board Meeting. In addition, a fee of $1,000 is paid for attendance at committee meetings. The Chairpersons of the Audit, Compensation, Nominating and Contingency Committees each receive an additional $2,000 per year. Additionally, each February 1, each nonemployee director receives a grant of 4,000 options with an exercise price equal to the fair market value of one share of Common Stock on the date of grant, and an award of $5,000 worth of Restricted Shares. The options have a ten year term and are exerciseable six months after grant. The Restricted Shares are subject to a five year restricted period, but six months after award will vest immediately in the case of death, disability, or retirement from the Board. Directors who are employees of the Company receive $100 for each Board Meeting they attend, which has remained unchanged since 1934.

COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS

    The Board of Directors met six times during the last fiscal year. All were regularly scheduled meetings. During the fiscal year, each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors, plus the total number of meetings held by all committees of the Board on which he or she served.

    The Company has Audit, Personnel, Compensation, Nominating, Contingency and Employee Benefits Committees of the Board of Directors.

    The Personnel Committee members are Mr. Johnson, Chairperson, Dr. Allen, Mr. Block, and Mr. Davila. This Committee deals, among other things, with matters of management positions and the succession of management. The Committee met once during the last fiscal year.

    The Compensation Committee members are Mr. Davila, Chairperson, Mr. Block, Mr. Mallof, and Mr. Turner. The primary function of this Committee is to establish compensation arrangements for all officers of the Company and other senior management personnel. The Committee met three times during the last fiscal year.

    The Nominating Committee members are Dr. Waller, Chairperson, Mr. Mallof, Mrs. Goldberg, and Mr. Johnson. Board of Director nominees are proposed by the Nominating Committee, which will consider nominees recommended by stockholders. Stockholder recommendations should be sent to the Secretary of the Company for forwarding to the Nominating Committee. The Committee met once during the last fiscal year.

    The Contingency Committee members, consisting of all nonemployee Board members, are Mr. Davila, Chairperson, Mr. Gillette, Vice Chairperson, Dr. Allen, Mr. Block, Mrs. Goldberg, Mr. Mallof, Mr. Turner, and Dr. Waller. This Committee considers such matters as the Board refers to the Contingency Committee as requiring the deliberation and decision of disinterested and independent directors. The Committee met once during the last fiscal year.

    The Employee Benefits Committee members are Mr. McCoy, Chairperson, Mr. Dickson, Mr. Ray, Mr. Gillette, and Mrs. Goldberg. The Committee oversees the Company's benefit policies, the investment management of pension funds, the adequacy of benefit reserves and controls, and compliance with pertinent laws and regulations. The Committee met four times during the last fiscal year.

    The Audit Committee members are Mr. Gillette, Chairperson, Dr. Allen, Mr. Turner, and Dr. Waller. The Audit Committee maintains an understanding of the Company's key areas of financial risk and assesses the steps management takes to minimize such risk; assists the Board of Directors with the selection, evaluation and replacement of the independent auditors; ensures that the ultimate accountability of the independent auditors is to the committee and the Board of Directors and that the auditors maintain no relationship with management and/or the Company that would impede their ability to provide independent judgment on corporate matters; oversees the adequacy of the systems of internal control; oversees the process used in developing the quarterly and annual financial statements of the Company and reviews the nature and extent of any significant changes in accounting principles or applications used in compiling this information with management and the external auditors; oversees that management has established and maintains processes reasonably calculated to assure the Company's compliance with all applicable laws, regulations, corporate policies and other matters covered in the Company's Code of Ethical Business Conduct; provides an open avenue of communication between the internal auditors, the external auditors, Company management and the Board of Directors; reviews and updates the committee's charter at least annually; and exercises an active oversight role in the internal audit functions and scope.

AUDIT COMMITTEE REPORT

    The Audit Committee (the "Committee") oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls.

    The Committee comprises four members, each of whom is independent (as defined by the New York Stock Exchange, where the Company's shares are listed). The Committee operates under a written charter, approved by the Board of Directors, which is Appendix A to this Proxy Statement.

    In fulfilling its oversight responsibilities regarding the fiscal year 2000 financial statements, the Committee reviewed with management the audited financial statements in the Annual Report including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

    The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and received by the Committee.

    The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits in fiscal year 2001. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held four meetings during fiscal 2000.

    In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended October 28, 2000, for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors for fiscal 2001.

THE AUDIT COMMITTEE

E. Peter Gillette, Jr., Chair
John W. Allen, Ph.D.
John G. Turner
Robert R. Waller, M.D.

PRINCIPAL STOCKHOLDERS

    Information as to the persons or groups known by the Company to be beneficial owners of more than five percent of the Company's voting securities, as of October 28, 2000, is shown below:

Title of Class	Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Common Stock	The Hormel Foundation(1) 301 N. Main Street Austin, MN 55912-3498	64,062,722	46.23%

(1)
The Hormel Foundation holds 5,082,662 of such shares as individual owner and 58,980,060 of such shares as trustee of various trusts. The Hormel Foundation, as trustee, votes the shares held in trust. The Hormel Foundation has a remainder interest in all of the shares held in trust. The remainder interest consists of corpus and accumulated income in various trusts which are to be distributed when the trusts terminate upon the death of designated beneficiaries, or upon the expiration of twenty-one years after the death of such designated beneficiaries.

  The Hormel Foundation was converted from a private to a public foundation on December 1, 1980. The Certificate of Incorporation and Bylaws of the Foundation provide for a Board of Directors, a majority of whom represent nonprofit agencies to be given support by the Foundation. Each member of the Hormel Foundation has equal voting rights.

  Members of The Hormel Foundation are: Chairman, Richard L. Knowlton, retired Chairman of the Board of Hormel Foods; Jerry A. Anfinson, Certified Public Accountant, Austin; Mark T. Bjorlie, Executive Director, Young Men's Christian Association, Austin; Donald R. Brezicka, St. Olaf Hospital Administrator, representing the St. Olaf Hospital Association, Austin; James A. Hess, representing the Austin Public Education Foundation Inc.; Don J. Hodapp, Retired Executive Vice President and Chief Financial Officer of Hormel Foods; Kermit F. Hoversten, Attorney; William R. Hunter, retired Executive Vice President of Hormel Foods; Joel W. Johnson, Chairman, President and Chief Executive Officer of Hormel Foods; Kris S. Johnson, United Way of Mower County, Inc.; James R. Mueller, Executive Director, Cedar Valley Rehabilitation Workshop, Inc., Austin; John E. O'Rourke, representing the City of Austin; Gary J. Ray, Executive Vice President of Hormel Foods; Steven T. Rizzi, Jr., Attorney, Austin; H. O. Schmid, Director, Hormel Institute, Austin, representing the University of Minnesota; Robert J. Thatcher, retired Treasurer of Hormel Foods, representing the Austin Community Scholarship Committee; and Douglas G. Yeck, Officer in Charge, The Salvation Army of Austin.

SECURITY OWNERSHIP OF MANAGEMENT

    Information as to beneficial ownership of the Company's equity securities by directors, nominees, executive officers of the Company named in the Summary Compensation Table on pages 11-12 and all directors and executive officers of the Company as a group as of October 28, 2000, is shown below:

Title of Class	Name of Beneficial Owner	Amount Beneficially Owned(1)	Percent of Class
Common Stock	John W. Allen(2)	29,432	*
Common Stock	John R. Block(2)	11,580	*
Common Stock	Eric A. Brown(2)(3)(5)	298,130	*
Common Stock	William S. Davila(2)	39,585	*
Common Stock	David N. Dickson(2)(5)	181,346	*
Common Stock	E. Peter Gillette, Jr.(2)	16,255	*
Common Stock	Luella G. Goldberg(2)	42,072	*
Common Stock	Joel W. Johnson(2)(4)(5)	726,948	*
Common Stock	Geraldine M. Joseph(2)(3)	10,784	*
Common Stock	Joseph T. Mallof(2)	13,590	*
Common Stock	Michael J. McCoy(2)(5)	50,153	*
Common Stock	Gary J. Ray(2)(3)(4)(5)	496,067	*
Common Stock	John G. Turner(2)	6,842	*
Common Stock	Robert R. Waller, M.D.(2)	22,300	*
Common Stock	All Directors and Executive Officers as a Group (33 persons)(5)(6)	3,393,010	2.4%

(1)
Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares of the Company's Common Stock have sole voting and investment powers with respect to the shares. Holdings are rounded to the nearest full share.

(2)
The total number of shares of the Company's Common Stock beneficially owned by the following persons includes the following number of shares subject to options exercisable within sixty days: Dr. Allen—22,000; Mr. Block—10,000; Mr. Brown—217,500; Mr. Davila—20,000; Mr. Dickson—158,000; Mr. Gillette—12,000; Mrs. Goldberg—16,000; Mr. Johnson—645,000; Mrs. Joseph—18,000; Mr. Mallof—10,000; Mr. McCoy—39,000 Mr. Ray—383,000; Mr. Turner—4,000; and Dr. Waller—20,000.

(3)
The total number of shares of the Company's Common Stock beneficially owned by the following nominees for election as directors includes the following number of shares of the Company's Common Stock beneficially owned by members of their respective households: Mr. Brown—20,800; Mrs. Joseph—41; and Mr. Ray—2,427.

(4)
Does not include any shares owned by The Hormel Foundation, of which Mr. Johnson and Mr. Ray are members.

(5)
Shares listed as beneficially owned include, where applicable, shares allocated to participants' accounts under the Hormel Tax Deferred Investment Plan 401(k)A and the Company's Founders' Fund Plan, and a pro-rata share of unallocated shares held in the Company's Joint Earnings Profit Sharing Trust for the benefit of participants.

(6)
As of October 28, 2000, all directors and executive officers as a group owned beneficially 2,697,800 shares subject to options exercisable within sixty days.

*
Less than one percent.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

    The Compensation Committee (the "Committee") consists exclusively of nonemployee directors, and is responsible for setting and administering the policies that govern the compensation of executive officers of the Company, including the five executive officers named in this proxy statement. The Committee also administers the Company's stock option plans, Operators' Share Incentive Compensation Plan, and Long-Term Incentive Plan.

Philosophy/Objectives

    The Committee's objective is to attract and retain the most highly qualified executive officers in a manner which provides incentives to create stockholder value. This objective is accomplished by establishing compensation which is calculated to attract and retain the best management talent available while at the same time providing both significant risk and opportunity for reward based on Company performance.

    Executive officer annual compensation as related in the Summary Compensation Table on pages 11-12 consists of salary and formula bonus determined by Company earnings under the Company's Operators' Share Incentive Compensation Plan. Long-term compensation is provided by stock options and Restricted Shares which provide longer term compensation opportunities based on increases in the value of the Company's stock, and by the Company's Long-Term Incentive Plan based on the Company's ranking in total shareholder return over a designated performance period compared to a preselected peer group. In its considerations, except as noted below, the Committee does not assign quantitative relative weights to different factors or follow a mathematical formula. Rather, the Committee exercises its discretion and makes a judgment after considering the factors it deems relevant. The Committee believes that it has set compensation at appropriate levels which reflect each executive's contribution to achieving the Company's goals and in a manner that ties the executive's earning opportunity to the welfare of the Company's stockholders.

    In the Committee's view, it is in the Company's best interest to offer compensation opportunities which enable the Company to compete with other American industrial companies for the most effective talent available. However, it is also the Committee's view that such opportunities should involve compensation which is significantly "at risk" to the fortunes of the Company. For that reason, while total annual compensation is targeted to place an executive's total direct compensation reflected in the Summary Compensation Table at the 75th percentile of the compensation reported by a consultant retained by the Company as described below, the proportion of formula bonus in the compensation mix will generally increase as the executive officer's responsibilities and compensation increase. In the case of the five executive officers named in the Summary Compensation Table, the formula bonus exceeds salary for each of the reported years.

Executive Officer Annual Compensation: Salary and Operators' Share Incentive Plan

    Salary is the weekly cash payment which is assured to the executive officer as part of the employment relationship.

    The formula bonus determined by Company earnings under the Company's Operators' Share Incentive Compensation Plan, variations of which have been used by the Company for many years, is an amount equal to the after tax earnings per share reported by the Company at fiscal year end on the Company's Common Stock multiplied by a designated number of assumed shares ("Operators' Shares"). Whenever a cash dividend is declared on the Company's Common Stock, a Plan participant will be paid the amount of such per share dividend multiplied by the number of Operators' Shares held by the participant on the dividend record date at the same time the dividend is paid to stockholders ("Dividend Equivalent"). After the end of each fiscal year of the Company, each participant will receive a payment equal to the number of Operators' Shares held by the participant on the last day of the fiscal year multiplied by the Company's after-tax net earnings per share, minus all Dividend Equivalents paid to or due to the participant on account of dividends declared during such fiscal year. Operators' Shares do not constitute any form of equity ownership in the Company, and are limited to a method for calculating compensation.

    The level of salary and number of Operators' Shares is determined annually in the following manner in the case of each executive officer.

    Each executive officer position is periodically rated based on evaluation criteria provided by Hay Consulting Group, an independent nationally recognized management compensation firm ("Consultant"). The Consultant has rated the Chief Executive Officer ("CEO") position and, with input from the CEO, has rated the major officer positions reporting directly to the CEO, including all executive officers named in the Summary Compensation Table. Other executive positions within the Company are rated by a job evaluation committee currently comprising the Company's Executive Vice President, a Group Vice President, and the Company's Senior Vice President of Corporate Staff, utilizing the Consultant as a resource.

    The ratings of each executive officer position are a measurement of job content expressed in numerical points, measuring qualitative attributes of the position using a methodology developed by the Consultant. The Consultant annually assigns a range of compensation values to those numerical ratings using the Consultant's data base drawn from surveys of several hundred American companies in a variety of industries. The Committee has determined that it is appropriate and in the Company's best interest to set the policy guideline for Company compensation at the 75th percentile of the range of compensation provided by the Consultant for a given numerical rating. Once the level of compensation is established, the appropriate amount is provided through a combination of salary and Operators' Shares. A significant percentage of that compensation for all executive officers is provided by awarding Operators' Shares. For purposes of determining the number of Operators' Shares to be awarded, Operators' Shares are valued based on a three-year average of Company earnings. The basic concept underlying Operators' Shares has been used by the Company since 1932 as a significant component of executive compensation. Compensation from Operators' Shares exceeded salary for each executive officer named in the Summary Compensation Table in each of the past three fiscal years.

Executive Officer Long-Term Compensation: Stock Option Plan and Long-Term Incentive Plan

    Acting as the Committee administering the Hormel Foods Corporation 2000 Stock Incentive Plan, the Committee reviews recommendations from the CEO for the grant of options or Restricted Shares to executive officers (other than the CEO) and other eligible recommended employees. The Committee's determination of option grants in fiscal year 2000 and in past years reflected in the Summary Compensation Table took into consideration the executive officer's past grants, compensation level, contributions to the Company during the last completed fiscal year, and potential for contributions in the future. (No Restricted Shares were awarded during fiscal year 2000.)

    Options are granted at the market price of the Company stock at the date of grant, and provide compensation to the optionee only to the extent the market price of the stock increases between the date of grant and the date the option is exercised. Options are intended to provide long-term compensation tied specifically to increases in the price of the Company's stock.

    The total number of options granted in each year, which may vary from year to year, bears a general relationship to the total number of options authorized by the Company's stockholders divided by the number of years in the term of the Plan under which the options are awarded. While options are generally awarded based on the influence an executive position is considered by the Committee to have on stockholder value, the number of options awarded may vary up or down from prior year awards based on the level of an individual executive officer's contribution to the Company in a particular year, based on the recommendation of the CEO.

    Company executive officers are eligible to participate in the "Hormel Foods Corporation Long-Term Incentive Plan". This Plan is designed to provide a small group of key employees selected by the Committee with an incentive to maximize stockholder value. In selecting participants, and the amount of cash incentive which can be earned by each participant, the Committee takes into account the nature of the services rendered by the employee, his or her present and potential contributions to the success of the Company and such other factors as the Committee deems relevant.

    Under the Long-Term Incentive Plan the Committee sets specific performance goals, which are based solely on total return to stockholders compared to preselected peer groups. Performance of the goals is expected to be measured over three years, but in no case less than 24 months, and is expected to be ranked against a peer group of companies selected by the Committee. Awards under this Plan were made during fiscal year 2000 for an approximately three-year performance period commencing November 1, 1999, and ending on the tenth day on which shares are traded on the New York Stock Exchange following October 29, 2002. At the end of the performance period, payment will be made for attainment of specified goals. The Committee established threshold, target and maximum performance goals based on an increase in market value of the Company's Common Stock, together with dividends deemed reinvested ("Total Shareholder Return"), during the performance period as ranked against the Total Shareholder Return of a peer group of thirty-four companies. The award made to each executive officer named in the Summary Compensation Table is set out in the "Long-Term Incentive Plan Awards Table" at pages 13-14.

Chief Executive Officer Compensation

    The cash compensation of the CEO is established by the Committee in generally the same way as cash compensation is determined for other executive officers, and the Committee employs generally the same criteria for option grants and Restricted Share awards as apply to other executive officers, taking into consideration the CEO's responsibility for the total enterprise. Based on information received from the Consultant, rating Mr. Johnson's position and comparing his annual cash compensation to cash compensation received by individuals in other companies in similar positions, the Committee awarded Mr. Johnson a salary increase of $1538.02 per week and an increase of 20,000 Operators' Shares (on a pre-split basis) which he received in fiscal year 2000, and which is reflected in the Summary Compensation Table at pages 11-12. The Committee granted Mr. Johnson the stock options reflected in the Summary Compensation Table at pages 11-12. The Committee did not award Mr. Johnson any Restricted Shares in fiscal year 2000. The Committee made the award to Mr. Johnson under the Long-Term Incentive Plan reflected in the Long-Term Incentive Plan Awards Table at pages 13-14. While the salary component of Mr. Johnson's fiscal year 2000 cash compensation was predetermined for the year, the Operators' Shares formula bonus was determined by the Company's net earnings and dividends per share for fiscal year 2000 as explained under the heading "Executive Officer Annual Compensation: Salary and Operators' Share Incentive Plan" on page 9. In addition to salary and formula bonus under the Operators' Share Incentive Compensation Plan, as described above, Mr. Johnson participates in the Company's Long-Term Incentive Plan, through an award granted to Mr. Johnson by the Committee in fiscal year 2000. Mr. Johnson's long-term compensation under the Stock Option Plan and Long-Term Incentive Plan, if any, will depend on the Company's stock price relative to the exercise price of each option granted, and on the attainment by the Company of the performance goals specified for the Long-Term Incentive Plan performance period for which the award is made.

Deductibility of Compensation Under Internal Revenue Code Section 162(m)

    Section 162(m) of the Internal Revenue Code, adopted in 1993, imposes a $1 million cap, subject to certain exceptions, on the deductibility to a company of compensation paid to the five executive officers named in such company's proxy statement. The stockholders voted at the 1997 Annual Meeting of Stockholders to amend and approve the Company's 1991 Key Employee Stock Option and Award Plan to enable options granted under that Plan to qualify as deductible performance based compensation under Section 162(m), so that any compensation realized from the exercise of stock options would not be affected by Section 162(m). The stockholders voted at the 1998 Annual Meeting of Stockholders to approve the Company's Operators' Share Incentive Compensation Plan and the Company's Long-Term Incentive Plan for the purpose of qualifying those plans under Section 162(m). The Committee believes that compensation paid pursuant to those two Plans will be deductible, except for Dividend Equivalents paid under the Operators' Share Plan (which may not be deductible in full for any named executive officer in a given year). The stockholders voted at the 2000 Annual Meeting of Stockholders to approve the Company's 2000 Stock Incentive Plan so that compensation attributable to stock options and certain other awards granted under that Plan may be excluded from the $1 million cap as well. Additionally, cash compensation voluntarily deferred by the executive officers named in this Proxy Statement under the Company's Deferred Compensation Plans is not subject to the Section 162(m) cap until the year paid. Thus, compensation paid this fiscal year subject to the Section 162(m) cap is not expected to exceed $1 million for any named executive officer. Therefore, the Committee believes that the Company will not be subject to any Section 162(m) limitations on the deductibility of compensation paid to the Company's named executive officers for fiscal year 2000.

    The Committee continues to consider other steps which might be in the Company's best interests to comply with Section 162(m), while reserving the right to award future compensation which would not comply with the Section 162(m) requirements for nondeductibility if the Committee concluded that this was in the Company's best interests.

THE COMPENSATION COMMITTEE

William S. Davila
John G. Turner
E. Peter Gillette, Jr.
John R. Block
Joseph T. Mallof

SUMMARY COMPENSATION TABLE

    The following table sets forth the cash and noncash compensation for each of the last three fiscal years earned by or awarded to the Chief Executive Officer and the four other most highly compensated executive officers of the Company together with Mr. Hodapp, who would have qualified as one of the five most highly compensated executive officers but for his retirement prior to the end of the fiscal year:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Award(s) ($)(4)	Securities Underlying Options (#)	LTIP Payouts ($)(5)	All Other Compensation ($)(6)
Joel W. Johnson Chairman, President and Chief Executive Officer	2000 1999 1998	687,200 610,600 548,246	1,218,229 1,065,600 777,000	— — —	0 0 0	200,000 180,000 140,000	0 3,346,155 0	36,411 31,993 26,804
Gary J. Ray Executive Vice President	2000 1999 1998	271,955 252,700 239,900	560,385 488,400 388,500	— — —	0 0 0	60,000 60,000 60,000	0 1,673,078 0	15,107 14,096 12,361
Eric A. Brown Group Vice President	2000 1999 1998	220,305 191,200 181,600	414,198 344,100 277,500	— — —	0 0 0	50,000 30,000 30,000	0 1,115,385 0	12,294 10,507 9,800
David N. Dickson Group Vice President	2000 1999 1998	187,800 186,000 177,200	341,104 310,800 259,000	— — —	0 0 0	24,000 20,000 30,000	0 1,115,385 0	10,354 10,246 9,044
James A. Jorgenson Senior Vice President	2000 1999 1998	192,400 179,300 167,350	243,646 210,900 175,750	— — —	0 0 0	24,000 20,000 30,000	0 501,923 0	12,105 11,662 10,237
Don J. Hodapp Retired Executive Vice President, and Chief Financial Officer	2000 1999 1998	214,400 304,700 292,900	664,275 555,000 444,000	— — —	0 0 0	0 60,000 60,000	0 1,673,078 0	10,786 16,249 14,346

(1)
Includes director fee payments of $100 per meeting attended for each officer named in the table, except Mr. Jorgenson.

(2)
Payments under the Company's Operators' Share Incentive Compensation Plan, except Mr. Hodapp's bonus in fiscal year 2000 includes a discretionary bonus. The amounts shown in the Table include those amounts voluntarily deferred by the named individuals under the Company's Deferred Compensation Plans, which permit participants to voluntarily defer receipt of all or part of the payments currently due to the participant under the Operators' Share Incentive Compensation Plan.

(3)
There was no other annual compensation exceeding the lesser of $50,000 or 10% of total annual compensation in each of the years shown.

(4)
None of the named executive officers held any Restricted Stock at the end of the fiscal year.

(5)
The Performance Period for the LTIP awards for which these payments were made commenced on November 1, 1996, and ended on the tenth day on which shares were traded on the New York Stock Exchange following October 30, 1999. Thus, the Performance Period ended thirteen days after the end of the Company's fiscal year 1999. The Compensation Committee believed it was more meaningful disclosure to include these payments in the Proxy Statement for fiscal year 1999 than to delay disclosure until the Proxy Statement for fiscal year 2000.

(6)
The amount shown includes Company Joint Earnings Profit Sharing distributions which may be authorized by the Board of Directors in its discretion based on Company profits. The total amount of Company distributions declared available to all participants by the Board is allocated in the same proportion as each person's base weekly wage bears to the total base wage for all eligible persons. Payments to the executive officers named in the Table are calculated using the same proportional formula as is used for all eligible employees. Joint Earnings Profit Sharing distributions were for Mr. Johnson $35,561 in 2000, $31,143 in 1999, and $25,954 in 1998; for Mr. Ray $13,952 in 2000, $12,789 in 1999, and $11,086 in 1998; for Mr. Dickson $9,504 in 2000, $9,396 in 1999, and $8,194 in 1998; for Mr. Brown $11,444 in 2000, $9,657 in 1999, and $8,435 in 1998; for Mr. Jorgenson $9,768 in 2000, $9,135 in 1999, and $7,712 in 1998; and for Mr. Hodapp $10,136 in 2000, $15,399 in 1999, and $13,496 in 1998. "All Other Compensation" also includes Company matching payments of up to $200.00 under the Company's Founders' Fund Plan and up to $650.00 under the Hormel Tax Deferred Investment Plan A. Both of these matching payments, in the same amount, are available to all other eligible employees. Company matching payments were for

  Mr. Johnson $200 and $650 in 2000, $200 and $650 in 1999, and $200 and $650 in 1998; Mr. Ray $200 and $650 in 2000, $200 and $650 in 1999, and $200 and $650 in 1998; for Mr. Dickson $200 and $650 in 2000, $200 and $650 in 1999, and $200 and $650 in 1998; for Mr. Brown $200 and $650 in 2000, $200 and $650 in 1999, and $200 and $650 in 1998; for Mr. Jorgenson $200 and $650 in 2000, $200 and $650 in 1999, and $200 and $650 in 1998; and for Mr. Hodapp $650 in 2000, $200 and $650 in 1999, and $200 and $650 in 1998. For Mr. Ray, Mr. Brown and Mr. Jorgenson "All Other Compensation" includes Company contributions to a disability insurance program which is available to all other eligible employees with benefits proportional to Annual Compensation. Mr. Ray received contributions of $305 in 2000, $457 in 1999, and $425 in 1998, Mr. Brown received contributions of $.0 in 2000, $.0 in 1999, and $515 in 1998, and Mr. Jorgenson received $1,487 in 2000, $1,677 in 1999, and $1,675 in 1998.

STOCK OPTIONS TABLES

    The following tables summarize option grants and exercises during fiscal year 2000 to or by the executive officers named in the Summary Compensation Table above, and the values of options granted during fiscal year 2000 and held by such persons at the end of fiscal year 2000.

Option Grants in Last Fiscal Year

	Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%(2)	10%(2)
Joel W. Johnson	200,000	24.60%	$19.2500	1/26/10	2,421,244	6,135,908
Gary J. Ray	60,000	7.38%	19.2500	1/26/10	726,373	1,840,773
Eric A. Brown	50,000	6.15%	19.2500	1/26/10	605,311	1,533,977
David N. Dickson	24,000	2.95%	19.2500	1/26/10	290,549	736,309
James A. Jorgenson	24,000	2.95%	19.2500	1/26/10	290,549	736,309
Don J. Hodapp	0	N/A	N/A	N/A	N/A	N/A

(1)
The options have an exercise price equal to the market price of the Company's Common Stock on the date of grant and twenty-five percent become exerciseable at the end of each year following the date of grant until all are exerciseable.

(2)
The actual value of these option grants is dependent on the future performance of the Company's Common Stock. There is no assurance that the values reflected in this table will be achieved.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year End(#) Exerciseable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End($)(1)(2) Exerciseable/ Unexercisable
Joel W. Johnson	96,650	809,647	645,000/335,000	2,703,906/122,344
Gary J. Ray	0	0	383,000/105,000	1,804,469/40,781
Eric A. Brown	10,000	81,875	217,500/72,500	1,040,860/20,391
David N. Dickson	0	0	158,000/39,000	732,907/13,594
James A. Jorgenson	0	0	198,300/39,000	945,463/13,594
Don J. Hodapp	20,000	198,750	363,000/45,000	1,675,719/40,781

(1)
Unrealized value of in-the-money options at year end represents the aggregate difference between the market value at October 28, 2000 and the applicable exercise price.

(2)
The differences between market value and exercise price in the case of unrealized value accumulate over what may be, in many cases, several years.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

    The following table summarizes awards under the Company's Long-Term Incentive Plan during fiscal year 2000 to the executive officers named in the Summary Compensation Table above.

Long-Term Incentive Plan Awards in Last Fiscal Year

			Estimated Future Payouts under Non-Stock Price-Based Plans
		Performance or Other Period Until Maturation or Payout(2)
	Number of Shares, Units or Other Rights($)(1)
Name			Threshold(3) ($)		Target(4) ($)		Maximum(5) ($)
Joel W. Johnson	1,500,000	Three years	750,000		1,500,000		4,500,000
Gary J. Ray	750,000	Three years	375,000		750,000		2,250,000
Eric A. Brown	750,000	Three years	375,000		750,000		2,250,000
David N. Dickson	500,000	Three years	250,000		500,000		1,500,000
James A. Jorgenson	300,000	Three years	150,000		300,000		600,000
Don J. Hodapp	750,000	Three years	375,000	(6)	750,000	(6)	2,250,000	(6)

(1)
The award is denominated as the Target dollar amount. Payment of the Target amount, Threshold amount, or Maximum amount is solely dependent on the ranking of the Company's Total Shareholder Return within a peer group at the end of the Performance Period, as described in the Compensation Committee Report on Executive Compensation at page 10. Payments based on percentage ranking are described in footnotes (3)-(5) below. Linear proration will be used to determine the percent of award paid for percentiles other than those listed in footnotes (3)-(5), except that in no event will any payment be made for a ranking which does not exceed the 25th percentile.

(2)
The Performance Period commences on November 1, 1999 and ends the tenth day on which shares are traded on the New York Stock Exchange following October 29, 2002.

(3)
Payment of the Threshold amount requires the Company's Total Shareholder Return ranking within the thirty-four company peer group to exceed the 25th percentile. There is no payment due if the Company's Total Shareholder Return ranking within the thirty-four company peer group is not above the 25th percentile.

(4)
Payment of the Target amount requires the Company's Total Shareholder Return ranking within the thirty-four company peer group to be at the 50th percentile.

(5)
Payment of the Maximum amount requires the Company's Total Shareholder Return to rank first among the thirty-four company peer group.

(6)
Because Mr. Hodapp retired during the Performance Period his payment, if any, will be reduced by approximately 83% reflecting the time he was employed during the Performance Period.

PENSION PLAN

    The Company maintains noncontributory defined benefit pension plans covering substantially all employees. Pension benefits for salaried employees are based upon the employee's highest five years of compensation (as described below) of the last 10 calender years of service and the employee's length of service. The Company also maintains a supplemental executive retirement plan that provides pension benefits calculated under the qualified defined benefit pension plan formula that exceed the annual benefit limitation for defined benefit plans qualifying under the Internal Revenue Code. Contingent on Mr. Johnson remaining employed with the Company until at least July 14, 2003, a Company-established plan will credit Mr. Johnson with deemed years of service for purposes of determining both the amount of and eligibility for retirement benefits under the Company's retirement plans. The following tabulation shows the estimated aggregate annual pension payable to an employee under the qualified defined benefit pension plan and the supplemental executive retirement plan upon normal retirement at the end of fiscal year 2000 at age 65 under various assumptions as to final average annual compensation and years of service, and on the assumptions that the retirement plans will continue in effect during such time without change and that the employee will select a single life annuity option. The pension benefits shown below reflect an integration with Social Security benefits.

	Years of Service
Average Annual Compensation
	15	20	25	30	35	40	45
$ 250,000	$56,384	$75,178	$93,973	$112,767	$131,562	$150,356	$169,151
$ 500,000	$116,384	$155,178	$193,973	$232,767	$271,562	$310,356	$349,151
$ 750,000	$176,384	$235,178	$293,973	$352,767	$411,562	$470,356	$529,151
$1,000,000	$236,384	$315,178	$393,973	$472,767	$551,562	$630,356	$709,151
$1,250,000	$296,384	$395,178	$493,973	$592,767	$691,562	$790,356	$889,151
$1,500,000	$356,384	$475,178	$593,973	$712,767	$831,562	$950,356	$1,069,151
$1,750,000	$416,384	$555,178	$693,973	$832,767	$971,562	$1,110,356	$1,249,151
$2,000,000	$476,384	$635,178	$793,973	$952,767	$1,111,562	$1,270,356	$1,429,151

    The compensation for the purpose of determining the pension benefits consists of annual compensation, Restricted Stock Awards, and LTIP Payouts. The years of credited service for individuals listed in the Summary Compensation Table are: 9 years for Mr. Johnson; 32 years for Mr. Ray; 11 years for Mr. Dickson; 29 years for Mr. Brown, and 30 years for Mr. Jorgenson. Mr. Hodapp retired with 33 years of credited service.

COMPARATIVE STOCK PERFORMANCE

    The following graph produced by Research Data Group, Inc. compares the cumulative total shareholder return on the Company's Common Stock during the five fiscal years preceding October 28, 2000, with the Standard & Poor's 500 Stock Index and the Standard & Poor's Food Group Index (assuming the investment of $100 in each vehicle on October 31, 1995, and the reinvestment of all dividends during such period).

Comparison of Five Year Cumulative Total Return
Among Hormel Foods Corporation, S & P 500 Index, and S & P Food Group Ind

OTHER INFORMATION RELATING TO DIRECTORS, NOMINEES,
AND EXECUTIVE OFFICERS

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Persons serving as members of the Compensation Committee during fiscal year 2000 were William S. Davila, John G. Turner, E. Peter Gillette, Jr., John R. Block, and Joseph T. Mallof. None of these persons was an officer or employee of the Company or any of its subsidiaries during fiscal year 2000, was formerly an officer of the Company or any of its subsidiaries or had any other relationship with the Company or any of its subsidiaries requiring disclosure under the applicable rules of the Securities and Exchange Commission, except that Mr. Block sold hogs to the Company as described in Related Party Transactions, below.

RELATED PARTY TRANSACTIONS

    During fiscal year 2000 the Company purchased 12,400 hogs in ordinary course of business (approximately 0.159 percent of the Company's total hog purchases) from Block Farms, a partnership owned by Mr. John R. Block and his son, at the same prices paid by the Company to its other spot market hog suppliers. During fiscal year 2000, employees of the Company provided administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company's Common Stock, for which The Hormel Foundation paid the Company $96,283.00, reimbursing the Company for its fully allocated cost for the employee time expended.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, certain officers, and any persons holding more than ten percent of the Company's Common Stock to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for these reports have been established, and the Company is required to disclose in this Proxy Statement any failure to file by those dates during 2000.

    In making these disclosures, the Company has relied on the representations of its directors and officers and copies of the reports that they have filed with the Commission.

    Based on those representations and reports, the Company believes that during the fiscal year ended October 28, 2000, all Section 16(a) filing requirements applicable to its directors, officers and ten percent stockholders were met.

APPROVAL OF APPOINTMENT OF AUDITORS

    Subject to ratification by the stockholders, the Board of Directors has appointed Ernst & Young LLP, independent public accountants, to audit the financial statements of the Company and its consolidated subsidiaries for the fiscal year which will end October 27, 2001. Ernst & Young LLP are the present public auditors and have served as public auditors for the Company since 1931. Representatives of the firm are expected to be present at the meeting and will be afforded an opportunity to make a statement, if they desire to do so and be available to respond to appropriate questions. Management is not aware of any direct or indirect financial interest or any other connections Ernst & Young LLP may have with the Company or its subsidiaries except the usual professional status of an independent auditor.

    Audit services rendered by Ernst & Young LLP for the fiscal year ended October 28, 2000, included the examination of the financial statements of the Company and its subsidiaries, review of certain documents filed by the Company with the Securities and Exchange Commission, and examination of the financial statements of various employee benefit plans.

    The affirmative vote of the majority of the shares of Common Stock represented at the meeting shall constitute ratification. The Board of Directors recommends a vote FOR the proposal to approve the appointment of Ernst & Young LLP.

OTHER MATTERS

    The management of your Company does not know of any matters to be presented at the meeting other than those mentioned above. However, if any other matters come before the meeting, it is intended that the holders of the proxies will vote thereon in their discretion.

                By order of the Board of Directors

                T. J. Leake
                 Secretary

December 29, 2000

APPENDIX A

HORMEL FOODS CORPORATION
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

Purpose:

  The purpose of this charter is to define the structure and general responsibilities of the Audit Committee of the Hormel Foods Corporation Board of Directors.

Policy:

  The Audit Committee is a standing committee of the Board of Directors of the Hormel Foods Corporation. Its members shall all be outside directors who are independent of management and are free of any relationship that would interfere with their exercising impartial judgment in areas concerning the corporation. All committee members must be financially literate, able to read and understand financial statements, or become financially literate within a reasonable period of time after joining the committee. At least one member must have accounting and/or related financial management expertise. This committee meets at least three times annually.

  The primary function of the committee is to assist the Board in its oversight responsibilities to the shareholders, the investment community and other appropriate parties in matters related to the organization's ethical business conduct, accounting policies, internal control and financial reporting practices. The committee's involvement encompasses three principal areas: financial reporting, corporate compliance and corporate control.

  The responsibilities of the Audit Committee are for oversight and do not include conducting audits or determining the accuracy or completeness of the Company's financial statements; conducting investigations to resolve disagreements between management and the external auditors; nor assuring compliance with laws, regulations and the Company's Code of Ethical Business Conduct.

  To carry out their responsibilities the committee shall use the services and resources available from the internal and external auditors. The reliability and effectiveness of the auditors are dependent upon the committee's ability to establish and maintain a free and open means of communication among themselves, the auditors, the Board of Directors and Company management. Additionally, the committee has the authority to use other resources either within or outside the Company to address special circumstances when appropriate.

Mission:

  The Audit Committee of the Board of Directors is responsible for overseeing and monitoring matters related to all policies, procedures and controls used within the corporation. The following are the primary activities of the committee:

  •
  Maintains an understanding of the corporation's key areas of financial risk and assesses the steps management takes to minimize such risk

  •
  Assists the Board of Directors with the selection, evaluation and replacement of the independent auditors used by the corporation

  •
  Ensures that the ultimate accountability of the independent auditors is to the committee and the Board of Directors and that the auditors maintain no relationship with management and/or the Company that would impede their ability to provide independent judgment on corporate matters

  •
  Oversees the adequacy of the systems of internal control

  •
  Oversees the process used in developing the quarterly and annual financial statements of the corporation and reviews the nature and extent of any significant changes in accounting principles or applications used in compiling this information with management and the external auditors

  •
  Oversees that management has established and maintains processes reasonably calculated to assure the corporation's compliance with all applicable laws, regulations, corporate policies and other matters covered in the corporation's Code of Ethical Business Conduct (Code)

  •
  Provides an open avenue of communication between the internal auditors, the external auditors, Company management and the Board of Directors

  •
  Reviews and updates the committee's charter at least annually

  •
  Exercises an active oversight role in the internal audit functions and scope

Specific Areas of Involvement:

    Financial Reporting:

  •
  Oversees the external audit coverage to include estimated fees, scheduled visits, formal written confirmation delineating all relationships between the external auditors and the Company and otherwise ensuring the auditors' independence, coordination with internal auditing, audit results and auditors' performance

  •
  Reviews accounting policies and policy decisions

  •
  Examines financial statements Corporate Compliance:

  •
  Reviews the systems used to ensure compliance with policies, procedures, plans, regulations and laws that have a significant impact on operations and reports

  •
  Oversees the process of monitoring management's systems of compliance to the Code of Ethical Business Conduct and the results of these efforts

  •
  Reviews and updates the Code periodically

  •
  Reviews cases of noncompliance to the Code Corporate Control:

  •
  Reviews the means of safeguarding assets of the corporation and verifying the existence of such assets

  •
  Reviews the criteria used in determining the adequacy of the insurance coverage maintained on all corporation assets other than those associated with employee benefits

  •
  Appraises the economy and efficiency with which resources are employed

  •
  Reviews operations and programs to ascertain whether results are consistent with established goals and objectives

  •
  Reviews the reliability and integrity of financial and operating information and the means used to identify, measure, classify and report such information

  •
  Reviews the limits used in the scope and structure of the Information Systems Disaster Recovery Plan to ensure potential risk and associated losses are at a tolerable level

QuickLinks

  EXHIBIT 99.1
1 HORMEL PLACE AUSTIN, MINNESOTA 55912
PROXY STATEMENT
STOCKHOLDER PROPOSALS FOR 2002 ANNUAL MEETING
ELECTION OF DIRECTORS
NOMINEES FOR DIRECTORS
COMPENSATION OF DIRECTORS
COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS
AUDIT COMMITTEE REPORT
PRINCIPAL STOCKHOLDERS
SECURITY OWNERSHIP OF MANAGEMENT
EXECUTIVE COMPENSATION
Compensation Committee Report on Executive Compensation
SUMMARY COMPENSATION TABLE
STOCK OPTIONS TABLES
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
LONG-TERM INCENTIVE PLAN AWARDS TABLE
Long-Term Incentive Plan Awards in Last Fiscal Year
PENSION PLAN
COMPARATIVE STOCK PERFORMANCE
Comparison of Five Year Cumulative Total Return Among Hormel Foods Corporation, S & P 500 Index, and S & P Food Group Ind OTHER INFORMATION RELATING TO DIRECTORS, NOMINEES, AND EXECUTIVE OFFICERS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
RELATED PARTY TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
APPROVAL OF APPOINTMENT OF AUDITORS
OTHER MATTERS
APPENDIX A HORMEL FOODS CORPORATION AUDIT COMMITTEE OF THE BOARD OF DIRECTORS CHARTER